SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

"THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NOs. 333-118644 and 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY."

Petrobras to charter FPSO for the Golfinho II Field

(Rio de Janeiro, July 21, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has sent a letter of intention to Saipem, a subsidiary of the Italian ENI Group with respect the chartering of a FPSO (Floating, Production, Storage and Offloading Platform), part of the project for developing Module II of the Golfinho Field, located on the continental shelf in the state of Espírito Santo.

The charter contract is to be signed with Saipem, worth US$ 600 million, establishes an operational term of nine years, which can be extended for a further three years.

The FPSO will have a production capacity of 100 thousand barrels/day and will be able to store up to 1.6 million barrels. The FPSO will be located in a water depth of 1,350 meters in the Espírito Santo Basin and the development program foresees the installation coming on stream in the first half of 2007.

The Golfinho Field has reserves of light oil with an API of between 28º and 40º. The find was made in July 2003 following the drilling of the 1-ESS-123 well.

Module I of the Golfinho Field will be developed with the FPSO Capixaba, chartered by the Monaco-registered company, SBM. The respective contract worth US$ 560 million was signed in November last year. The floating platform is being converted in Singapore and is expected to arrive on site in the Golfinho Field in the first half of 2006. It will have a capacity to produce 100 thousand barrels/day and an additional storage capacity of 1.6 million barrels.

In addition to the oil from this field being of excellent quality, the start-up of these two platforms will contribute to Petrobras reaching targets set in its Strategic Plan. It also brings national self-sufficiency a step closer, diminishing external vulnerability and the need for importing light oil necessary for the Company’s refinery throughput.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.